UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended September 30, 2022

Commission File Number 001-40306

UTIME LIMITED
(Translation of registrant’s name into English)

7th Floor, Building 5A Shenzhen Software Industry Base, Nanshan District Shenzhen, People’s Republic of China 518061
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report are a press release of the Company, dated March 24, 2023, regarding the Company’s financial results for the six months ended September 30, 2022 and the unaudited consolidated financial statements of UTime Limited (the “Company”) as of September 30, 2022 and for the six months ended September 30, 2022 and 2021.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company titled “UTime Limited Announces Financial Results for The First Six Months of Fiscal Year 2023” and Unaudited Consolidated Financial Statements of the Company as of September 30, 2022 and for the six months ended September 30, 2022 and 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED
(Registrant)

Date: March 24, 2023	By:	/s/ Minfei Bao
Minfei Bao
Chief Executive Officer and Chairman of the Board of Directors

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